UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 12)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

6465 South Rainbow Boulevard

Las Vegas, NV 89118

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304

1.	Names of Reporting Persons Marianne Boyd Johnson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,920,161
	8.	Shared Voting Power
	9.	Sole Dispositive Power 14,920,161
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,920,161
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%*
14.	Type of Reporting Person IN

* Based on 102,012,138 shares of the Issuer’s Common Stock outstanding on February 20, 2023, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 24, 2023.

CUSIP No. 103304

Item 1. Security and Issuer

This Amendment No. 12 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2006, as subsequently amended on August 8, 2006, April 24, 2007, December 22, 2008, October 23, 2009, February 4, 2010, November 22, 2010, May 27, 2011, August 15, 2013, February 28, 2014, April 22, 2019 and June 17, 2022 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 6465 South Rainbow Boulevard, Las Vegas, NV 89118.

Marianne Boyd Johnson is filing this Amendment to report changes in Ms. Johnson’s beneficial ownership since the date of the prior amendment of the Schedule 13D. The information set forth under Item 4 hereof is incorporated herein by reference.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Items 1, 6 and 7 in this Schedule 13D is incorporated herein by reference. Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock awards, stock options or other rights to acquire securities of the Company in the ordinary course of business in connection with her service as an officer and director of the Company.

Other than (i) as set forth herein, (ii) in Ms. Johnson’s capacity as an officer and director of the Company, or (iii) transactions in Company securities that are effected for estate planning purposes as gifts or that occur pursuant to the terms of the documents that govern such estate planning arrangements, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Ms. Johnson beneficially owns or may be deemed to beneficially own an aggregate of 14,920,161 shares of the Company’s Common Stock, consisting of:

•	33,494 shares held directly;
•	3,289,464 shares held by BG-00 Limited Partnership (“BGLP”) of which the Marianne Boyd Gaming Properties Trust (“MBGPT”) is the general partner;
•	1,473,269 shares held as settlor, trustee and beneficiary of MBGPT (excluding shares held by BGLP);
•	39,509 shares held as a trustee of the William Samuel Boyd Education Trust;
•	39,309 shares held as a trustee of the Josef William Boyd Education Trust;
•	25,401 shares held as a trustee of the Justin Boyd Education Trust;
•	90,964 shares held by the Johnson Children’s Trust, Bruno Mark, Trustee;
•	1,100,000 shares held by BG-Sub, LLC of which Ms. Johnson is the managing member;
•	4,384,000 shares held by WSB-BYD LLC, a Nevada limited liability company (“WSB-BYD”) of which Ms. Johnson is the managing member;
•	4,400,000 shares held by BYD-SST LLC, a Nevada limited liability company (“BYD-SST”) of which Ms. Johnson is the managing member; and
•	44,751 shares underlying vested Career Restricted Stock Units awarded under the Company’s 2002 Stock Incentive Plan, 2012 Stock Incentive Plan and 2020 Stock Incentive Plan, as applicable and as amended from time to time; each Career Restricted Stock Unit representing a contingent right to receive one share of Common Stock upon retirement from the Company.

Ms. Johnson may be deemed to beneficially own the aforementioned shares held by the Johnson Children’s Trust, but Ms. Johnson is neither a trustee nor a beneficiary thereof, does not hold dispositive or voting power over such shares and has no pecuniary interest therein.

Excluded from Ms. Johnson’s beneficial ownership are 23,255 shares of Common Stock underlying time-based restricted stock units (“RSUs”) and 19,922 performance-based restricted stock units (“PSUs”), each as granted to Ms. Johnson under the 2020 Stock Incentive Plan.

Each RSU represents a contingent right to receive one share of Common Stock upon vesting. The RSUs are eligible to vest as follows:

•	10,069 shares of Common Stock underlying the RSUs will vest in full on February 18, 2024;
•	6,192 shares of Common Stock underlying the RSUs will vest in full on December 16, 2024; and
•	6,994 shares of Common Stock underlying the RSUs will vest in full on February 22, 2026.

The RSUs are reported as shares of Common Stock beneficially owned by Ms. Johnson in her Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Commission; however, such RSUs are not exercisable within 60 days of March 14, 2023 and are therefore not included as beneficially owned by Ms. Johnson in this Amendment.

Each PSU represents a contingent right to receive up to a maximum of two shares of Common Stock upon vesting. The PSUs are eligible to vest as follows (where, in accordance with the preceding sentence, Ms. Johnson is eligible to receive up to a maximum of two times the number of shares listed in each bullet below depending on achievement of performance metrics, as described below):

•	6,736 PSUs granted in 2021 vest at the end of Fiscal Year 2024 upon Compensation Committee determination of Company performance against performance metrics (as described below);
•	6,192 PSUs granted in 2022 vest at the end of Fiscal Year 2025, upon Compensation Committee determination of Company performance against performance metrics (as described below); and
•	6,994 PSUs granted in 2023 vest at the end of Fiscal Year 2026, upon Compensation Committee determination of Company performance against performance metrics (as described below).

Vesting is subject to the achievement of two performance metrics: (i) net revenue; (ii) EBITDAR, with net revenue weighted to represent one-third of the shares potentially payable on settlement of the PSUs and EBITDAR weighted to represent two-thirds of the shares potentially payable on settlement of the PSUs. The measurement period for PSUs commences on January 1 of the year following the grant year and runs through December 31 of the third year following the grant year. The achievement level of each performance metric will determine the final payout of shares under the award at the end of the measurement period. For the maximum payout of 200% to be earned, all performance metrics must be satisfied at a maximum performance level. In contrast, if none of the performance metrics achieves the minimum performance level, then no shares will be paid. Achievement between the payout points established by the Compensation Committee will be interpolated on a linear basis.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

(b) The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Ms. Johnson holds sole dispositive and voting power over an aggregate of 15,055,295 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the shares identified therein as being held by the Johnson Children’s Trust, dated June 24, 1996.

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The transaction described in Item 6 hereof is reflected in the percentages and share amounts reported on the cover page of this Schedule 13D and Item 5(a) and (b) hereof. In addition, Ms. Johnson sold shares of Common Stock as follows:

•	On February 6, 2023, Ms. Johnson sold 50,000 shares at prices ranging between $64.47 and $65.31, with a weighted average price of $64.89 per share;
•	On February 7, 2023, Ms. Johnson sold 100,000 shares at prices ranging between $64.34 and $65.04, with a weighted average price of $64.69 per share;
•	On February 7, 2023, Ms. Johnson sold 24,000 shares at prices ranging between $65.00 and $66.48, with a weighted average price of $65.74 per share;
•	On February 8, 2023, Ms. Johnson sold 65,500 shares at prices ranging between $64.65 and $65.30, with a weighted average price of $64.98 per share;
•	On February 8, 2023, Ms. Johnson sold 50,000 shares at prices ranging between $64.77 and $66.45, with a weighted average price of $65.61 per share;
•	On February 8, 2023, Ms. Johnson sold 2,000 shares at a price of $66.24 per share;
•	On February 8, 2023, Ms. Johnson sold 2,000 shares at a price of $66.50 per share;
•	On February 8, 2023, Ms. Johnson sold 2,500 shares at a price of $66.29 per share; and
•	On February 9, 2023, Ms. Johnson sold 120,000 shares at prices ranging between $64.81 and $65.79, with a weighted average price of $65.30 per share;

Ms. Johnson hereby undertakes to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transactions were effected.

Other than the transactions disclosed above, there were no other transactions in the Company’s Common Stock effected during the 60 days prior to the date hereof by Ms. Johnson.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 13, 2023, MBGPT, the William R. Boyd Gaming Properties Trust and the William S. Boyd Gaming Properties Trust, the sole members of BYD-SST, entered into an Operating Agreement for BYD-SST (the “Operating Agreement”) pursuant to which the trusts agreed to contribute 198,000 shares, 198,000 shares and 4,004,000 shares, respectively, of Common Stock to capitalize BYD-SST. Under the Operating Agreement, Ms. Johnson is the manager of BYD-SST with sole voting and dispositive power over the shares of Common Stock held by it.

The foregoing description of the Operating Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed hereto as Exhibit 99.1.

Item 7. Material to Be Filed as Exhibits

99.1	Operating Agreement of BYD-SST LLC, a Nevada limited liability company, dated March 13, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: March 22, 2023

By:	/s/ Marianne Boyd Johnson
Name:	Marianne Boyd Johnson
Title:	Co-Executive Chair of Boyd Gaming Corporation